UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NOTICE TO THE MARKET

CONFIRMATION OF THE AMOUNT OF INTEREST ON CAPITAL AND INTERIM DIVIDENDS DELIBERATED ON DECEMBER 10, 2021

Continuing the Notice to Shareholders of December 10, 2021, published in the editions of December 11, 2021 of the newspapers Diário Oficial do Estado de São Paulo and Valor Econômico, Telefônica Brasil S.A. ("Company") announces to its shareholders that no acquisitions, divestitures or cancellations of shares held in treasury were made under the Company’s Share Buyback Program. Thus, the amounts per share for the Interest on Capital and Interim Dividends deliberated by the Board of Directors on December 10, 2021 remain unchanged as described in the tables below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	12/10/2021	12/27/2021	0.48004152205	0.07200622830	0.40803529374

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 27, 2021. After this date, the shares will be traded as “ex-interest”. The payment shall be executed by July 31, 2022, in a date to be defined by the Company’s Board.

Type of Payment	Declaration Date	Shareholding Position	Net Amount per Share (R$)
Interim Dividends	12/10/2021	12/27/2021	0.89448730817

The payment of Interim Dividends will be executed individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 27, 2021. After this date, the shares will be considered as “ex-Dividends”. The payment shall be made by December 31, 2022, in a date to be defined by the Company’s Board.

São Paulo, December 27, 2021.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 E-mail: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 27, 2021	By:	/s/ João Pedro Xavier Esteves Soares Carneiro
			Name:	João Pedro Xavier Esteves Soares Carneiro
			Title:	Investor Relations Director